UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Entropic Communications, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

29384R105
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,336,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,336,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,709,327
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,709,327
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,052,041
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,052,041
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,336,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,336,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,709,327
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,709,327
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,052,041
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,052,041
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,097,413
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,097,413
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,097,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 29384R105

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,097,413
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,097,413
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,097,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29384R105

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Vertex Opportunities, VSO II and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, including certain Shares which were acquired as a result of a capital contribution, as set forth in the Schedule 13D.  The aggregate purchase price of the 1,336,045 Shares beneficially owned by Vertex Opportunities is approximately $4,350,054, excluding brokerage commissions.  The aggregate purchase price of the 3,709,327 Shares beneficially owned by VSO II is approximately $ 9,379,296, excluding brokerage commissions. The aggregate purchase price of the 3,052,041 Shares contributed to and beneficially owned by VSO III is approximately $7,965,727, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 90,073,049 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2014.

A.	Vetex Opportunities

(a)	As of the close of business on December 17, 2014, Vertex Opportunities beneficially owned 1,336,045 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,336,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336,045
4. Shared power to dispose or direct the disposition: 0

(c)	Vertex Opportunities has not entered into any transactions in the Shares during the past sixty days.

B.	VSO II

(a)	As of the close of business on December 17, 2014, VSO II beneficially owned 3,709,327 Shares.

Percentage: Approximately 4.1%

CUSIP NO. 29384R105

(b)	1. Sole power to vote or direct vote: 3,709,327
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,709,327
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	VSO III

(a)	As of the close of business on December 17, 2014, VSO III beneficially owned 3,052,041 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 3,052,041
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,052,041
4. Shared power to dispose or direct the disposition: 0

(c)	VSO III has not entered into any transactions in the Shares during the past sixty days.

D.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 1,336,045 shares owned by Vertex Opportunities.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,336,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336,045
4. Shared power to dispose or direct the disposition: 0

(c)	Vertex GP has not entered into any transactions in the Shares during the past sixty days. Vertex Opportunities has not entered into any transactions in the Shares during the past sixty days.

E.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 3,709,327 shares owned by VSO II.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 3,709,327
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,709,327
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 29384R105

(c)
VSO GP II has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	VSO GP III

(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 3,052,041 shares owned by VSO III.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 3,052,041
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,052,041
4. Shared power to dispose or direct the disposition: 0

(c)	VSO GP III has not entered into any transactions in the Shares during the past sixty days. VSO III has not entered into any transactions in the Shares during the past sixty days.

G.	Vertex Capital

(a)
Vertex Capital, as the investment manager of Vertex Opportunities, VSO II and VSO III, may be deemed the beneficial owner of the (i) 1,336,045 Shares owned by Vertex Opportunities, (ii) 3,709,327 Shares owned by VSO II and (iii) 3,052,041 Shares held in the VSO III.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 8,097,413

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 8,097,413

4. Shared power to dispose or direct the disposition: 0

(c)
Vertex Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Vertex Opportunities, VSO II and VSO III, during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

H.	Eric Singer

(a)
Mr. Singer, as the managing member of Vertex GP, VSO GP II, VSO GP III and Vertex Capital, may be deemed the beneficial owner of the (i) 1,336,045 Shares owned by Vertex Opportunities, (ii) 3,709,327 Shares owned by VSO II and (iii) 3,052,041 Shares owned by VSO III.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 8,097,413
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,097,413
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 29384R105

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Vertex Opportunities, VSO II and VSO III, during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 29384R105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2014

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund II, LP

By:	Vertex Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund III, LP

By:	Vertex Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 29384R105

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Common Stock	50,365	2.2949	10/17/2014
Purchase of Common Stock	80,000	2.4018	10/29/2014
Purchase of Common Stock	29,767	2.3591	11/03/2014
Purchase of Common Stock	30,000	2.5861	11/12/2014
Purchase of Common Stock	7,100	2.5598	11/13/2014
Purchase of Common Stock	20,000	2.5398	11/14/2014
Purchase of Common Stock	20,000	2.3782	11/21/2014
Purchase of Common Stock	175,000	2.17	12/16/2014